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                                                                                                       ---------------------------
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION               OMB Approval
FORM 4                                               WASHINGTON, D.C. 20549                            ---------------------------
|_| Check this box if no                                                                                OMB Number 3235-0287
    longer subject to                                                                                   Expires: December 31, 2001
    Section 16. Form 4                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    or Form 5                                                                                           Hours per response....0.5
    obligations may                                                                                    ---------------------------
    continue Instruction
    1(b).
                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                                of the Investment Company Act of 1940

(Print or Type Responses)
---------------------------------------- --------------------------------------------------- ---------------------------------------
1. Name and Address of Reporting Person* 2.  Issuer Name and Ticker or Trading Symbol        6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                     (Check all applicable)
 Williams       Catherine                    The MIIX Group, Incorporated (MHU)                   Director            10% Owner
---------------------------------------- ---------------------------------------------------  ---                 ---
 (Last)          (First)        (Middle) 3.  IRS Identification   y     4.  Statement for      X  Officer (give       Other (specify
                                             Number of Reporting            Month/Day/Year    --- title below)    --- below)
                                             Person, if an entity
         Two Princess Road                   (Voluntary)                    02/2003           Senior Vice President
----------------------------------------                                 ------------------- ---------------------------------------
              (Street)                                                   5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
Lawrencville   NJ             08648                                                            ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                      2.Trans- 2A.     3.Trans-   4. Securities Acquired    5. Amount of   6. Owner- 7.Nature of
 (Instr. 3)                              action   Deemed    action      (A) or Disposed of       Securities      ship     Indirect
                                         Date     Execu-    Code        (D) (Instr. 3, 4       Beneficially      Form:   Beneficial
                                                  tion      if          and 5)                 Owned Following   Direct    Owner-
                                                  Date,   (Instr. 8)                           Reported Trans-   (D) or     ship
                                                  if any  --------- -----------------------    action(s)       Indirect
                                                                                                                 (I)
                                         (Month/  (Month/                      (A)
                                          Day/     Day/                         or             (Instr. 3 and
                                          Year)    Year)   Code   V   Amount   (D)     Price          4)       (Instr. 4)  (Instr.4)
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1
Common Stock                              2/26/03           A     V   22,471    A      $1.285                     D
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2
Common Stock                              2/26/03           A     V  141,245    A      $1.285     163,766         D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (3-00)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                         Page 1 of 3
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------ ---------- --------- ------ ---------- ------------ ------------- ----------- -------- --------- ---------- ---------
1.Title of   2.Conver-  3.Trans-  3A.    4.Trans-  5.Number of  6.Date Exer-  7.Title and 8.Price  9.Number  10.Owner-  11.Nature
  Derivative   sion       action  Deemed   action    Derivative   cisable and   Amount of   of       of        ship        of
  Security     or         Date,   Execu-   Code      Securities   Expiration   Underlying   Deriv-   Deriv-    Form      Indirect
  Instr. 3)    Exercise   if any  tion    (Instr.    Acquired     Date         Securities   Ative    ative     of        Beneficial
               Price of  (Month/  Date,    8)         (A)or       (Month/Day/  (Instr. 3    Secur-   Secur-    Deriv-    Ownership
               Deri-       Day/   if any             Disposed of  Year)        and 4)       ity      ities     ative     (Instr.4)
               vative     Year)                      (D)(Instr.                             (Instr   Bene-     Security:
               Security           (Month/            3, 4 and 5)                            5)      ficially   Direct
                                   Day/                                                              Owned     (D) or
                                   Year)                                                             Follow-   Indirect
                                         ---- --- ----- ----- ------- ------- ------- ------         ing Rep-  (I)
                                         Code  V   (A)   (D)  Date    Expira-  Title  Amount         orted     (Instr.
                                                              Exer-   tion            or             Transac-   4)
                                                              cisable Date            Number         tion(s)
                                                                                      of            (Instr.4)
                                                                                      Shares
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                                                                               Common
Stock Option      $0                                                  7/29/09  Stock                  1,000      D
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                                                                               Common
Stock Option      $0                                                 12/15/09  Stock                  4,000      D
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                                                                               Common
Stock Option      $0                                                  3/07/11  Stock                 20,000      D
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Explanation of Responses:                                                        /s/ Catherine E. Williams             2/28/2003
                                                                                 -----------------------------    ------------------
                SEE ATTACHED PAGE(S)                                             **Signature of Reporting Person         Date

                                                                                 Williams, Catherine E.
**Intentional misstatements or omissions of facts constitute                     Two Princess Road
  Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If
      space is insufficient, see Instruction 6 for procedure.                    Lawrenceville NJ 08648
                                                                                 The MIIX Group, Incorporated (MHU)
Potential persons who are to respond to the collection of information contained  02/2003 in this form are not required to respond unless the form displays a currently
valid OMB control number.                                                                                                Page 2 of 3
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FORM 4 (CONTINUED)      EXPLANATION OF RESPONSES

        NAME:  Williams, Catherine E.                           STATEMENT FOR MONTH/YEAR:  02/2003
               Two Princess Road                                             ISSUER NAME:  The MIIX Group, Incorporated (MHU)

               Lawrenceville    NJ  08648-

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       Note: 1  Restricted Stock Grant -- 100% vests on the 1st anniversary of the grant date.

       Note: 2  Restricted Stock Grant -- 25% vesting occurs on the sixth month anniversary of the grant date and 25% on the next three successive six month anniversaries.


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